Exhibit 1.10
Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.

SERVICES AGREEMENT

This Services Agreement (the “Agreement”) made as of November 1, 2005 (the “Effective Date”) by and between:

•	Pure Vanilla eXchange, Inc., with main offices at 144 East 44th Street 8th Floor New York, New York 10017 (“PV”) and,
•	Nimble Group, Inc., with main offices at 144 East 44th Street 8th Floor New York, New York 10017 (“NIMBLE”) and

WHEREAS NIMBLE is a corporation that provides payment processing services and technology and has licensed its technology to PV for a specific field of use. To support the start-up of PV and a successful deployment of NIMBLE’s technology by PV, NIMBLE has agreed to provide PV with management resources (including personnel) and space,

WHEREAS PV is a corporation engaged in the business of providing payment processing products and services for the adult entertainment industry,

NOW, THEREFORE, NIMBLE and PV, for the mutual promises made herein, hereby agree to the following terms and conditions relating to the services that Nimble will provide to PV and the payments that PV will make for such services.

1.	Scope of Services to be provided:

NIMBLE will provide to PV the services set forth in Exhibit (1) attached hereto (the “Services”).

2.	Fees and Payment Terms:

a.
The rates (the “Rates”) that PV will pay NIMBLE for the Services are attached as Exhibit (1). The Rates are effective as of November 1, 2005 and can be amended from time to time by agreement of the parties as set forth herein.

b.	NIMBLE will invoice PV on a monthly basis for Services provided. Payment is due upon receipt, but not later than fifteen (15) days after invoice date.
c.	PV will issue such shares of its common stock to employees of PV who render services to PV on behalf of NIMBLE, in such amounts and on such terms as NIMBLE and PV may agree.

3.	Territory:

The Services shall be rendered at PV’s principal place of business, or at such other location as the parties may agree. PV’s principal place of business as of the date of this Agreement is located at 144 E 44th St.,8th Floor, New York, NY 10017

4.	Term:

This Agreement shall commence on the Effective Date stated above and continue through March 31, 2006 (the “Term”). This Agreement shall automatically renew for successive 3 months terms unless (a) either party, by written notice to the other party, gives notice to the other party that it does not intend to renew this Agreement at least 30 days prior to the expiration of the initial or any renewal terms or (b) it is terminated pursuant to Section 5 below.

5.	Termination:

This Agreement may be terminated based upon the following:

(a) ) In the event there is a breach of any material term of this Agreement by either party, the non-breaching party shall notify the breaching party of such breach in writing and the breaching party shall have fifteen (15) days to cure such breach.  In the event the breaching party has not cured the default within such time, the non-breaching party shall have the right to terminate this Agreement on thirty (30) days notice to the breaching party.

(b) Either party may terminate this Agreement immediately upon the insolvency or bankruptcy of the other party, or if the other party has a receiver or trustee appointed for any of its assets; provided, that such a proceeding if commenced against a party shall not be a basis for termination if dismissed within thirty (30) days.

6.	Notices:

Any notice, advice or other written information, documentation or statement required or permitted to be given hereunder shall be sent via USPS or Courier to the addresses set forth in Exhibit 2. Party receiving the notice shall be deemed notified only upon conformation of receipt, which can be done via facsimile or electronically.

7.	Compliance with Laws:

Each party shall fully comply with or timely obtain all federal, state and local laws, rules, regulations and ordinances applicable to its operations.

8.	Confidentiality:

Both parties will treat all confidential information received from the other party as confidential and proprietary and shall not disclose to any third party, unless required by operation of law. The provisions of this Agreement regarding nondisclosure and confidentiality shall continue in effect for three (3) years following the termination of the parties’ relationship. Each party acknowledges that the other party owns its confidential information, and that use of the confidential information other than as permitted under this Agreement, would cause the other party irreparable harm for which there is no adequate remedy at law and would entitle the other party to injunctive relief as well as any other remedies available including monetary damages. In the event that a dispute arises under this Agreement and a suit is initiated, the party found to have breached the Agreement shall be responsible for the non-breaching party’s legal fees, including reasonable attorneys’ fees, court costs and expenses incurred in connection with the suit.

For purposes of this Agreement, "Confidential Information" means any trade secrets and all technical, research, operational, manufacturing, marketing, sales and financial policies, plans or information of the Parties. Confidential Information does not include information, knowledge or data which the a party can prove was in its possession prior to the commencement of this Agreement or information, knowledge or data which was or is in the public domain or is independently developed by such party.

9.	Relationship of the Parties:

NIMBLE and PV acknowledge that nothing contained in this Agreement shall have the effect of creating a joint venture or an employer-employee relationship between them, nor shall it have the effect of making any employee of NIMBLE an employee of PV. Instead, NIMBLE will render (and will cause it employees to render) the Services as defined in Exhibit (1) as an independent service provider and PV will pay for those services to NIMBLE. Neither party will be entitled to:

•	enter into any contracts or make any representations or warranties in the name of or on behalf of the other party;

•	pledge the credit of the other party in any way or hold itself out as having authority to do so; or

•	make commitments or incur any indebtedness, costs, charges or expenses, or sign any agreement or other document for or in the name of the other party.

Without limiting the foregoing, NIMBLE shall withhold all amounts required by law to be withheld from amounts paid to the persons rendering services on its behalf pursuant to this Agreement and will pay all FICA taxes that it is required to pay with respect to amounts paid to such persons. NIMBLE agrees to indemnify PV and to hold PV harmless against any and all claims, losses, demands, actions, lawsuits, liabilities, costs and expenses (including reasonable attorney fees) that PV incurs by reason of NIMBLE’s failure to satisfy the foregoing obligations.

10.	Indemnification:

i.
NIMBLE agrees to indemnify, hold harmless, and defend PV, its employees, agents, officers, directors from and against any and all claims, losses, demands, actions, lawsuits, liabilities, costs and expenses (including reasonable attorney fees) for personal injuries and tangible property damage to the extent arising out of NIMBLE’s direct actions, including negligence and/or intentional tortious conduct; and

ii.
PV agrees to indemnify, hold harmless, and defend NIMBLE, its employees, agents, officers, directors from and against any and all claims, losses, demands, actions, lawsuits, liabilities, costs and expenses (including reasonable attorney fees) for personal injuries and tangible property damage to the extent arising out of PV’s direct actions, including negligence and/or intentional tortious conduct.

11.	Arbitration:

In the event of any dispute arising from any of the matters related to this Agreement, the parties shall first elevate the matter in controversy to the senior management representative of each party prior to submitting the matter to arbitration. Any disputes shall be finally settled under the Rules of Arbitration of the American Arbitration Association (“AAA) by one arbitrator appointed in accordance with said rules. The seat, or legal place of the arbitration shall be the County of New York, State of New York, United States of America.

12.	Governing Law:

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to its provisions governing conflicts of law.

13.	Severability:

Wherever possible, each provision of the Agreement shall be interpreted in such manner as to be effective and valid under applicable law. However, if any provision of this Agreement shall be determined to be prohibited by or invalid under any applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement

14.	Assignment:

Save expressly provided herein, neither party shall assign any of its benefits or obligations under this Agreement, or delegate any of its rights and powers hereunder to any person, company or firm (other, than in the case of Nimble, those of its employee who render services to PV pursuant to the terms hereof) without the previous written consent of the other party.

15.	Entire Agreement:

This Agreement supersedes any prior written or oral agreements between the parties pertaining to the subject matter hereof.

[Signatures on the following page]

IN WITNESS WHEREOF, each of NIMBLE and PV has caused this Agreement to be signed and delivered as of the date first above written.

Pure Vanilla eXchange, Inc.	Nimble Group, Inc.

By: /s/ Steven Yevoli	By: /s/ John A. Cook
Name: Steven Yevoli	Name: John A. Cook
Title: Chairman	Title: Controller

Exhibit 1
Services and rates

NIMBLE shall provide management resources and space to ensure a successful launch of PV’s product and to get a first external reference customer for the licensing of NIMBLE’s technology.

The management resources and space will be provided at

144 e 44th St.
8th Floor
New York, NY 10017

NIMBLE shall provide personnel who will provide the same services as would be provided by an individual who held the following positions with PV, at the following rates:

w CEO	$28,750 a month
w COO	$22,500 a month
w CFO	$17,000 a month
w VP Business Development	$13,100 a month

The persons to provide those services shall be selected by Nimble and shall be subject to the prior consent of PV, which consent shall not be unreasonably withheld. PV may request that other services be provided by NIMBLE, and NIMBLE may, if it so elects, provide such services; provided, that if NIMBLE elects not to provide those services it shall be deemed to have breached a material provision of this Agreement for the purposes of Section 5(a). If PV wishes additional services , PV shall notify NIMBLE on forty five (45) days notice.

The rates set forth above shall remain in effect until otherwise agreed by the parties in writing.

The office space will be invoiced at $1,750 per office and $600 per desk.

Exhibit 2

Notices

Any notice, advice or other written information, documentation or statement required or permitted to be given under the Agreement shall be sent via courier to the following addresses:

If to PV

Name: Steven Yevoli
Address: 144 East 44th Street, 8th Floor
New York, New York 10017
Phone: (212) 972 1600
Fax (212) 972 1666
E-mail: syevoli@purevanilla.com

If to NIMBLE

Name: John Cook
Address: 144 East 44th Street, 8th Floor
New York, New York 10017
Phone: (212) 972 1600
Fax (212) 972 1666
E-mail: jcook@nimblegroup.com